[ALLSTATE LOGO]

January 19, 2021

VIA EDGAR

Sonny Oh, Esq.
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Response to SEC Staff Comments on Post-Effective Amendment No. 19 to the
Registration Statement on Form N-4
    SEC File Nos. 333-102295 and 811-09327
    Allstate Financial Advisors Separate Account I (Registrant)
    Allstate Life Insurance Company (Depositor)

Dear Mr. Oh:

On behalf of the above-referenced Registrant, below are responses to Staff comments received orally on Friday, November 20, 2020 on the registration statement noted above. Included in this submission are a revised prospectus and Statement of Additional Information which are marked to show the changes described below. Also included is a revised Part C.

The Staff’s comments and our responses are as follows: (Note: the page numbers refer to the page numbers at the bottom of the pdf review document)

1.Comment (first page): Delete or change the supplement to make it relevant to 2021.
Response: We have deleted the supplement as it is N/A. The CARES Act information has been added to the Tax section.

2.Comment: Page 1: Use all defined terms consistently; e.g.: Allstate Life: reference at end to “Contract” reconcile with definition of ‘contract’ below.”
Response: These have been corrected

3.Comment: Page 1: Use the full official name of the contract in the definition of contract.
Response: We have included the full name.

4.Comment: Page 1: The two lines after the DCA definition look like they need to go somewhere else.
Response: This has been moved to the Contract definition.

5.Comment: Page 2: Fixed Account Options: “includes” should be “include”

Sonny Oh, Esq.
January 19, 2021

Response: This has been corrected.

6.Comment: Page 2: Free Withdrawal Amount 'as of the rider date' - should be issue date not rider date.
a.Response: “Rider Date” has been corrected to “Issue Date” in the Free Withdrawal definition.

7.Comment: Page 2: “Funds” or “Portfolios” - just use one – universal change throughout the prospectus.
Response: We have deleted “Funds” and just use “Portfolios” throughout.

8.Comment: Page 2: Income and Death Benefit Combination Option 2: third line, “withdrawal” should be “withdrawals”.
Response: This has been corrected.

9.Comment: Page 3: Portfolio definition – reconcile what “Sub-Account” refers to.
Response: Corrected “Sub-Account” in the Portfolio definition to “Variable Sub-Account”.

10.Comment: Page 4: Mention the Longevity Reward Rider in the “Charges for Early Withdrawals” section of the table – that it adds a charge of up to 3%.
Response: We have added the disclosure: “If you have elected the Longevity Reward Rider, a withdrawal charge of up to 3% will apply to purchase payments received before or after the Rider date.”

11.Comment: Page 4: Footnote: delete
Response: Deleted the footnote

12.Comment: Page 4: Global change: use “Investment Alternatives” throughout, not “Investment Options”
Response: We have made this change throughout the prospectus

13.Comment: Page 4: Use “Data Page” versus specifications page - universal change throughout the prospectus.
Response: We have made this change throughout.

14.Comment: Page 4: Put the table showing the minimum and maximums fee up into the above table.
Response: We have corrected the formatting and moved the table.

15.Comment: Page 4: Contract maintenance charge: convert this to a percentage and add it to the base contract charge. Include a parenthetical as to what percentage the base contract charges are of.
Response: The calculation has been corrected and parenthetical included.

Sonny Oh, Esq.
January 19, 2021

16. Comment: Page 4: Add “(for a single optional benefit if elected)” after “Optional benefits available for an additional charge” in the fee table.
Response: This has been added.
17.Comment: Page 4: What looks like a footnote to the minimum/maximum annual fee table is actually the introduction paragraph for the next table. The last sentence of this should be in bold.
Response: We have corrected the formatting for this paragraph and bolded the last sentence.

18.Comment: Page 5: Risk of loss: Cross reference should be to “Principal Risks” not “Important Notices”
Response: This has been corrected.

19.Comment: Page 5: Add disclosure to the Optional Benefits row: “Withdrawals that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit.”
Response: We have added this disclosure

20.Comment: Page 7: Use “Contract” not “Policy” - universal change throughout prospectus; Second paragraph, indicate that the investor may incur additional fees for choosing a particular benefit, as summarized below.
Response: We have made a global change to remove “Policy” and use “Contract”; added “These optional features may impose additional fees, as summarized below in the Expense Table.” before the last sentence in the “Purpose” section.

21.Comment: Page 7: 4 lines down - "Investment Alternatives" is already defined, so just use it.
Response: We have changed this to just say “Investment Alternatives”

22.Comment: Page 8: Make sure this is all one table with the page above
Response: We have corrected the formatting.

23.Comment: Page 9: Delete second paragraph
Response: Deleted paragraph

24.Comment: Page 9: In "Transaction Expense" add footnote about the Longevity Reward Rider charges and clean up the footnotes.
Response: Footnote has been added and all footnotes edited to align.

25.Comment: Page 9: Reformat the withdrawal charge information below "Transfer fee" and either put it under the withdrawal charge or make into a footnote.
Response: We have corrected this and reformatted the withdrawal charge section for better flow and to be easier to understand.

Sonny Oh, Esq.
January 19, 2021

26.Comment: Page 9: Looks like the section below the footnotes of the Transaction Expenses and above the Annual Contract Expenses was inadvertently left in. Should be deleted.
Response: We have deleted the section that was erroneously left in.

27.Comment: Page 10: Bottom of table is cut off - make sure all info is shown; Maximum column should be first; minimum should be called ‘current’ and come second; “Mortality and Expense Risk Charge” should be “Base Contract Expenses” and include the administrative charge.
Response: We have reformatted the columns and corrected the base contract expenses.

28. Comment: Page 10: For each optional benefit express how calculated “(as a percentage of [appropriate factor])”
Response: We have added this.

29.Comment: Page 10: For the Performance Income Benefit Option, add to its definition in the glossary that it is no longer available.
Response: This has been added

30.Comment: Page 10: Just say 'Example" as the heading, not “Expense Example” and disclose / identify what features and options are in the example. The values need zeroes added since this example is for $100,000.
Response: Heading changed; zeroes added; options are disclosed.

31.Comment: Page 11: Include the risks from page 5 so all risks are covered.
Response: The risks from page 5 have been added.

32.Comment: Page 14: Reconcile the minimum $25 purchase payment versus the $100 minimum for allocation of purchase payment.
Response: We have added the following sentence: “Higher minimums may apply to the allocation of those purchase payments to investment alternatives as described below.”

33.Comment: Page 14: In the ‘business day’ section: the disclosure needs to be better explained. Use corresponding section in the Allstate Advisor as it is better worded.
Response: We have copied the information from Allstate Advisor and included it here.

34.Comment: Page 15: Accumulation units: in (ii) revise to “next computed valuation date after we receive your payment or transfer”
Response: This has been corrected.

35.Comment: Page 15: Include the information about how accumulation unit values are calculated – take this out of the SAI and include it here.

Sonny Oh, Esq.
January 19, 2021

Response: We have deleted the reference to the SAI and taken the information from the SAI and included it here.

36.Comment: Page 16: Item 6c required disclosure - put where appendix A is referenced instead of page 38; third paragraph last sent: clarify what this means.
Response: We have moved the disclosure.

37.Comment: Page 16: Third paragraph, last sentence, clarify what this means or give an example.
Response: We have added: “For example, if you wish to transfer $500,000 into a Sub-Account, you may submit a single request that Allstate transfer $50,000 per day for 10 days until the full $500,000 has been transferred.”

38.Comment: Page 17: Accounts used for the DCA versus how a DCA is defined: always include “fixed account” as part of the DCA name in this whole section
Response: We have corrected the DCA name throughout the prospectus.

39.Comment: Page 17: Second sentence: add that this also includes death benefits and other benefits under the contract.
Response: We have added this information

40.Comment: Page 17: Disclose the actual minimum renewal rates
Response: We have added the rate.

41.Comment: Page 17: Disclose any applicable withdrawal policies or restrictions for the Guarantee Periods
Response: There are no withdrawal restrictions or policies regarding the Guarantee Periods.

42.Comment: Page 17: Disclose the actual minimum guaranteed rate.
Response: We have added the rate

43.Comment: Page 21: Add #8 add to optional benefits table (or a footnote) on page 10. Add 10 and 11 instead of making a paragraph for those two options (the Enhanced Earnings Death Benefit Option and the Longevity Reward Rider).
Response: We have made these changes.

44.Comment: Page 21: Last paragraph: Note that current fees are at the maximum and that is why they can’t increase.
Response: We have revised the sentence to read: “We guarantee the mortality and expense risk charge, and since current charges are at the maximum allowed by the Contract, we cannot increase it.”

45.Comment: Page 22: Longevity Reward Rider: make sure this section and its definition in the glossary are consistent.
Response: We have amended the definition to be consistent.

Sonny Oh, Esq.
January 19, 2021

46.Comment: Page 22: Use “Portfolio Expenses” not “Other Expenses”; cross reference to appendix A at end of sentence
Response: We have made these changes.

47.Comment: Page 24: Please confirm the accuracy of the 10 years for Income Plan 3.
Response: We have confirmed that this is accurate.

48.Comment: Page 25: Add any transfer rights after the payout start date
Response: A paragraph has been adding addressing transfers after the payout start date.

49.Comment: Page 25: Provide examples for the income benefits.
Response: We have provided examples of each of the benefits

50.Comment: Page 26: Disclose that reduction of the income base may be more than the actual amount withdrawn if the Contract value is less than the income base.
Response: Added: “Reduction of the Performance Income Benefit may be more than the actual amount withdrawn if the Contract Value is less than the income base.”

51.Comment: Page 27: Add same disclosure as previous comment.
Response: This has been added

52.Comment: Page 28: Add the minimum $100 transfer requirement to the section below DCA; Second and third rows: add that these can’t be funded with money transferred from other subaccounts (must be purchase payments).
Response: These have been added.

53.Comment: Page 28: Enhanced Death Benefit Option; remove ‘not currently available’ from third column and move to replace first bullet in last column, apply this change to the ones below as well;
Response: We have reformatted as requested.

54.Comment: Page 28: For all the fees shown add parenthetical “(as a percentage of [applicable factor]}”. Consider using footnotes, headings and other information when benefits were altered.
Response: We have added the parenthetical and confirmed that no benefits have been altered.

55.Comment: Page 28: Is the second bullet right (we will not recalculate after age 75…)? Reconcile with other places in the prospectus if needed.
Response: We have confirmed that the bullet is correct.

Sonny Oh, Esq.
January 19, 2021

56.Comment: Page 29: Restrictions and limitation; Revise longer ones to make shorter and just an overview; In table, death benefits and income benefits seem interspersed so rearrange to make more sense.
Response: We have revised to make more concise and rearranged the table to organize it better with respect to the benefits.

57.Comment: Page 29: Include “Withdrawals will reduce the benefit, and such
58.reductions could be significant” in the Performance Benefit Combination Option above. All combo benefits should all reflect all restrictions and limitations for each
Response: Included the sentence in the PBCO; all restrictions and limitations included.

59.Comment: Page 30: Title “Income and Death Performance Benefit Combination Option 2” is not correct
Response: Corrected this to “Income and Performance Death Benefit Combination Option”

60.Comment: Page 31: Under ‘Death Benefit Amount” In #1, disclose the date the death benefit is determined; in #2 make sure the parenthetical is incorporated into all applicable benefits.
Response: We changed #1 to read, “The Contract Value on the date we receive Due Proof of Death.” For #2, we have added “(including any applicable withdrawal charges or premium taxes)” throughout these benefit sections where needed.

61.Comment: Page 31: Provide examples of all death benefit options;
Response: We have added examples of the death benefit options.

62.Comment: Page 31: Enhanced Death Benefit Option: 2nd sentence” the following... in certain states”- confirm that all material state variations have been disclose.
Response: All material state variations have been disclosed.

63.Comment: Page 32: Use the parenthetical contained in the second paragraph under the Income and Death Benefit Combination Option 2 in other relevant places - in the other options that have an income option in them.
Response: We have added the parenthetical to the option above since it applied to that one as well.

64.Comment: Page 33: Make sure that the fees for the WA option are correct in other tables and places where this is noted.
Response: We have checked and conformed the fees.

65.Comment: Page 36: M&E charge section: change M&E risk charge as "Base Contract charge"
Response: We have made this change

Sonny Oh, Esq.
January 19, 2021

66.Comment: Page 38: delete the prior to 2003 information Just keep first sentence and combine with second paragraph
Response: We have deleted the old information.

67.Comment: Page 38: delete 2003 and prior information in here, like above comment
Response: We have deleted the old information

68.Comment: Page 38: In “The Variable Account” section, second paragraph, revise “It also means....” sentence in light of item 6b2
Response: We have added “The assets of the Allstate Financial Advisors Separate Account I may not be used to pay any liabilities of Allstate Life other than those arising from the Contracts.” As required.

69.Comment: Page 39: Revise section heading “The Contract” to “Principal Underwriter” and if the underwriter is affiliated to registrant, describe how affiliated.
Response: Section heading revised; underwriter is not affiliated to the registrant. We added “Morgan Stanley & Co. LLC is not affiliated with Allstate Life or the Allstate Financial Advisors Separate Account I.”

70.Comment: Page 39: Provide the principal business address for MSSB.
Response: This has been added.

71.Comment: Page 40: In “Administration” section, fourth paragraph, instead of “address shown above” change to “the following address” and state the address.
Response: We have made this change.

72.Comment: Page 42: Add disclosure to address the tax implications of electing the optional death and income options.
Response: This has been added.

73.Comment: Appendix A: Follow format in the instructions for the form - captions and columns; Footnotes: need to re-work - delete old items. Need to footnote waiver and reimbursement information.
Response: We have reformatted the table and deleted old footnotes. The waiver and reimbursement information will be provided by Investment Management in March to be added to the final filing.

74.Comment (document page 63): Second sentence should reference the registrant as well, not just the depositor. Add disclosure about requesting other information/investor inquiries and information about registration website.
Response: These items have been added.

75.Comment: MS VA SAI: first page, fourth line “each Contract” should be “the Contract”
Response: This correction has been made

Sonny Oh, Esq.
January 19, 2021

76.Comment: General Information & History Registrant: Can delete information that is duplicative of what is in prospectus.
Response: We have amended this section to exclude duplicative information.

77.Comment: Identify the custodian in “Other Service Providers”
Response: We have added the custodian information.

78.Comment: Calculation of Unit Values: add this disclosure to prospectus (used to be required in SAI)
Response: We have added this to the prospectus and deleted it here.

79.Comment: Annuity Payments: delete ‘adjusted by any applicable MVA’ Include some of calculation of accumulation unit values, calculation of variable income payments, net investment factor and annuity unit values here.
Response: We have added the required information.

80.Comment: Part C Other Information: add Item to number
Response: This change has been made.

81.Comment: Page 3 Other Information: Need i and j exhibits for administrative service contracts and any other material contracts
Response: These have been added.

82.Comment: Page 3 Other Information: ‘o’ is now not applicable
Response: We have indicated N/A for (o)

83.Comment: Item 32 Location of Accounts and Records: This is the MS contract, not Allstate’s – are these correct? “Allstate” versus “Allstate Life” – use one for consistency.
Response: Yes, the information shown is correct, but we have deleted the principal underwriter information from this section as it was confusing. We have made a global change from “Allstate” to “Allstate Life”

If you have any questions, please call me at (402) 304-7695.

Very truly yours,

/s/ Jan Fischer-Wade
Jan Fischer-Wade
Senior Attorney